2017
REPORT TO
SHAREHOLDERS
February 23, 2018

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		P. 3
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 4
3.0	OUR BUSINESS		P. 5
	3.1	Overview
	3.2	Operating segment reporting
	3.3	Our operations
	3.4	Competitive environment
4.0	STRATEGY AND OBJECTIVES		P. 8
5.0	OPERATING RESULTS		P. 10
	5.1	Non-GAAP financial measures
	5.2	Business acquisitions
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Segmented operating review
	5.6	Summary of quarterly results
	5.7	Fourth quarter operating results
6.0	FINANCIAL CONDITION		P. 21
7.0	CASH FLOWS		P. 23
8.0	LIQUIDITY AND CAPITAL RESOURCES		P. 25
9.0	LEGAL PROCEEDINGS		P. 27
10.0	OUTLOOK		P. 27
11.0	FINANCIAL RISK MANAGEMENT		P. 27
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 32
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 34
14.0	DISCLOSURE CONTROLS AND PROCEDURES		P. 35
15.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 36
16.0	RISKS AND UNCERTAINTIES		P. 36
17.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		P. 45
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 48
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 53
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 57

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0	PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended December 31, 2017 and January 1, 2017. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended December 31, 2017 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 22, 2018, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 21, 2018.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2017 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business - Our operations”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

Gildan designs, manufactures, and markets activewear, underwear, socks, hosiery, and legwear products. Our products are sold to wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile manufacturing, and final product assembly. The vast majority of Gildan's manufacturing operations are internally run and are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. Running its own operations enables the Company to ensure it operates as a socially responsible manufacturer employing industry-leading labour and environmental practices in adherence to its comprehensive corporate social responsibility program, which is consistently applied across all geographies in which it has a presence.

3.1.1 Recent Developments
Effective January 1, 2018, the Company consolidated its organizational structure and implemented executive leadership changes to better leverage its go-to-market strategy across its brand portfolio and to drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure centralizing marketing, merchandising, sales, distribution, and administrative functions to better position the Company to capitalize on growth opportunities within the evolving industry landscape. The combination of the two operating businesses is intended to drive a leaner and more streamlined organization, which is expected to provide operational efficiencies as the Company leverages a common infrastructure to maximize the growth potential of its brands.

3.2 Operating segment reporting

For years ended December 31, 2017 and January 1, 2017, the Company managed and reported its business under two operating segments, Printwear and Branded Apparel, each of which was a reportable segment for financial reporting purposes with its own management that was accountable and responsible for the segment’s operations, results, and financial performance. These segments were principally organized by the major customer markets they served.

The Printwear segment serviced wholesale distributors and screenprinters in imprintables markets in over 60 countries across North America, Europe, Asia-Pacific, and Latin America by distributing undecorated activewear products in large quantities primarily to this customer base. The Branded Apparel segment marketed branded family apparel, including socks, underwear, activewear, sheer hosiery, and shapewear products to retailers and consumers in the United States and Canada.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is currently reviewing its operating segment reporting in order to reflect the new organizational structure (as discussed in section 3.1.1, "Recent Developments") under which the business will be managed, and expects to report under one reportable business segment going forward.

3.3 Our Operations

3.3.1 Brands, Products and Customers
We manufacture and market a broad range of basic apparel products across a diversified portfolio of brands sold to a customer base which includes wholesale distributors, screenprinters/embellishers, retailers, and individual consumers.

Our primary product categories generating the greater part of our sales include activewear, socks, underwear, and hosiery, the vast majority of which we manufacture. Some of the brands also extend to other categories such as intimates, shapewear, denim, and peripheral or fringe products like caps, totes, towels, and other accessories which are primarily sourced through third-party suppliers.

The majority of our activewear products are sold as “blanks” or undecorated, without imprints or embellishment. Our activewear products are primarily sold to wholesale distributors who buy our products and sell the blanks to screenprinters/embelishers who decorate the products with designs and logos and in turn sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. In addition to activewear, as part of our basic family apparel product offering we sell socks and underwear for men, ladies, and kids, as well as hosiery, through various distribution tiers within the retail channel, including mass and dollar stores, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, and price clubs, all of which sell to consumers. In addition, our products are sold to consumers through the e-commerce platforms of our retail customers and our own websites. The Company also manufactures products for select leading global athletic and lifestyle consumer brands against which our brands do not compete.

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Smart Basics®, Comfort Colors®(2), American Apparel®, Anvil®, Alstyle®(2), Gold Toe®, Mossy Oak®(3)
Socks	athletic, dress, casual, workwear, legwear, therapeutic(5)
Gildan®, Gildan Platinum®(1), Smart Basics®, Under Armour®(4), Gold Toe®, PowerSox®, GT a Gold Toe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Mossy Oak®(3)

Underwear	men's and boys' underwear (tops and bottoms), ladies panties	Gildan®, Gildan Platinum®(1),Smart Basics®, American Apparel®
Hosiery	sheer panty hose, tights, leggings	Secret®(1), Silks®(1), Secret Silky®, Peds®, American Apparel®
Intimates	ladies shapewear, intimates accessories	Secret®, American Apparel®
Other
To round out our product offerings for certain brands, we also offer other products, including but not limited to denim, jackets, sweaters, bodysuits, skirts, dresses, accessories, which are mainly sourced through third-party suppliers

(1) Gildan Platinum®, and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement - with worldwide distribution rights and exclusivity for certain product categories.
(4) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(5) Applicable only to Therapy Plus® and MediPeds®.

3.3.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities we convert cotton and other fibers into yarn. In our textile plants we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear

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MANAGEMENT'S DISCUSSION AND ANALYSIS

garments primarily at sewing facilities which we operate in owned or leased premises. We also use third-party sewing contractors, although to a lesser extent, to satisfy some of our sewing requirements. In our integrated sock manufacturing facilities we convert yarn into finished socks. The majority of our sock production does not require sewing, as the equipment used in our facilities knits the entire sock with a seamless toe-closing operation.

All of our yarn-spinning operations are in the United States, where we manufacture the majority of the yarn used to produce our products. We have seven facilities, including two facilities which were acquired as part of the July 2017 acquisition of substantially all of the assets of Swift Spinning, Inc. We also use third-party yarn-spinning suppliers, primarily in the United States, to satisfy the remainder of our yarn requirements. Our largest manufacturing hub is in Central America, in Honduras, and is strategically located to efficiently service the quick replenishment requirements of our markets. In Honduras we have textile, sock, and sewing operations. We operate three large-scale, vertically integrated textile facilities at our Rio Nance complex in Honduras and we are currently developing an additional facility. We also own and operate another vertically integrated textile facility in Honduras outside of the Rio Nance complex. The majority of our socks are produced at our Rio Nance complex in two sock manufacturing facilities and we own and operate a sock manufacturing facility in Hildebran, North Carolina. Sheer hosiery manufacturing is located in a facility in Canada. The majority of the cut goods produced in the textile facilities in Central America are assembled in our sewing facilities located in Honduras and Nicaragua, mainly in leased premises. Also in Central America, we have screenprinting and decorating capabilities to support our sales to leading global athletic and lifestyle consumer brands, as well as garment-dyeing operations. In the Caribbean Basin, we operate a large-scale, vertically integrated textile facility in the Dominican Republic and assemble the cut goods from that facility at our sewing facilities in the Dominican Republic and at dedicated third-party sewing contractors in Haiti. Another manufacturing hub is based in Mexico, where we operate a large integrated textile, sewing, and distribution facility, as well as cut and sew facilities, all of which were acquired in 2016 as part of the Alstyle acquisition. We have increased capacity utilization at the Alstyle facility with the capability to significantly expand the facility’s textile production capacity for basics going forward. In Bangladesh we own and operate a smaller vertically integrated manufacturing facility for the production of activewear primarily for international markets. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities(1)		■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA (2 facilities) ■ Salisbury, NC (2 facilities) ■ Mocksville, NC
Textile facilities			■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta	■ Bangladesh
Garment-dyeing facility			■ Honduras
Sewing facilities(2)			■ Honduras (4 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Ensenada ■ Hermosillo ■ Agua Prieta	■ Bangladesh
Sock / Sheer manufacturing facilities	■ Montreal, QC	■ Hildebran, NC	■ Honduras (2 facilities)
(1) We also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn requirements.
(2) We also use the services of third-party sewing contractors to satisfy the remainder of our sewing requirements.

3.3.3 Sales, marketing and distribution
Our primary sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain other sales offices in the U.S. We distribute our products out of Company-operated large distribution centres in the United States, in Eden, NC, Charleston, SC, Jurupa Valley, CA, and other smaller facilities in the U.S. and Canada, as well as Company-owned distribution facilities in Honduras and Mexico. To supplement some of our distribution needs, we use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia. In order to drive more efficient distribution operations, some distribution facilities ship exclusively full-case and truckload orders, while other distribution facilities are geared to support direct-to-consumer shipping, which is typically smaller orders which require pick-and-pack capabilities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

3.3.4 Employees and corporate office
We currently employ over 50,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The basic apparel market for our products is highly competitive. Over the last few years, changing market dynamics, such as the growth in on-line shopping, weaker store traffic trends, and overall store shelf space reductions driven by retailer store closures have intensified competition but at the same time presented opportunities for potential growth. For instance, the growth of on-line shopping has reduced barriers to entry and provided greater opportunity for new brands to emerge as space limitation to sell products has diminished. At the same time, retailers and wholesale distributors have increasingly developed their own private label brands as a means of differentiation from their competitors.

Competition is generally based upon price, brand, quality, consistency of quality features, comfort, fit, style and service. We believe we differentiate ourselves from our competition with our expertise in designing, constructing, and operating large-scale, vertically integrated, and strategically-located manufacturing hubs. Having developed this skill set and made significant capital investments in our manufacturing infrastructure allows us to operate efficiently, remain cost-competitive, maintain consistent product quality, and provide a reliable supply chain with short production/delivery cycle times. Continued investment and innovations in our manufacturing has also enabled us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Operating as a socially responsible manufacturer is also an important competitive advantage and is an increasingly important purchase consideration for our customers. Owning and internally operating the vast majority of our manufacturing capacity allows us to exercise tighter control in how we operate and in ensuring we employ high standards for environmental and social responsibility practices. Distribution reach and capabilities are also key success factors, including the ability to provide quick and efficient fulfillment of large orders as well as small orders which are more typical in direct-to-consumer fulfillment. We have established efficient broad-based distribution operations to service the replenishment needs of all of our customers, be they wholesale distributors or big-box retailers who purchase in large quantities, or consumers, who purchase in small quantities.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. (Hanesbrands), both of which have manufacturing operations in similar geographies producing goods in the same basic apparel product categories and selling into North America and international markets. Other competitors that compete in specific product categories such as socks and underwear include Garan Incorporated, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. We also compete with smaller U.S.-based competitors selling to or operating as wholesale distributors of imprintable activewear products, including Delta Apparel Inc., Color Image Apparel, Inc., Next Level Apparel, and Bella + Canvas, as well as Central American and Mexican manufacturers. Additionally, we compete with well-established U.S. fashion apparel and sportswear companies. Within the imprintables channel, competing brands include various private label brands controlled and sold by many of our customers. Similarly, within the retail channel and from an on-line perspective, we compete with some of our retail customers and pure-play e-commerce customers that market and sell basic apparel products under their private labels that compete directly with our brands.

4.0 STRATEGY AND OBJECTIVES

Our growth strategy is composed of the following strategic drivers:

4.1 Driving market leadership in imprintable fashion basics
We intend to continue to pursue growth in imprintable fashion basics. While the majority of the products we manufacture and market are considered basic, non-fashion apparel, and are replenishment-driven in nature, some of the brands under which we market our activewear products have more fashion and/or performance-driven elements. Within the imprintables channel, there are three brand positioning categories for activewear, namely “basics”, “fashion basics”, and “performance basics”. In basics, Gildan® is the leading brand. In more recent years, we have seen an acceleration of industry growth in the fashion basics and performance basics categories, due in part to end users shifting preference to lighter weight, softer fabrics (fashion basics), or garments offering attributes featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance (performance basics). Fashion basics products are produced with higher quality ring-spun yarns in cotton and/or blended yarn fibres and may feature more fitted silhouettes, side seam stitching, and stretch attributes, among other characteristics. Currently, our share in these categories is not as high as in basics. Over the last few years, we have developed and acquired brands which are well positioned to drive growth in these categories. We have also invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In the fashion

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MANAGEMENT'S DISCUSSION AND ANALYSIS

basics category, we sell our products under the Gildan® and Gildan® Hammer™ brands, as part of our opening-price-point offering, the Anvil® brand, the American Apparel® brand, which is positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, featuring garment-dyed activewear products. In the sports performance category, we market our products under our Gildan Performance® brand offering. With strong brand positioning in these categories supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive further share penetration within imprintable fashion and performance basics.

4.2 Leveraging brand portfolio across channels, geographies, and e-commerce platforms
We are targeting to grow our sales by leveraging our brand portfolio across channels of distribution, geographical regions, and across our e-commerce infrastructure and on-line platforms of our customers. In addition, we believe we can leverage our extensive distribution network and capabilities to broaden the customer base and reach of our brands. Growth in on-line shopping is changing the overall market landscape. Printwear and retail channels are converging, accessibility to consumers and end-users through e-commerce is increasing, and "space" to market products on-line is not a limiting factor for growth as in the traditional brick and mortar retailer channel. Consequently, e-commerce is creating opportunities for our brands and is an area of focus and investment for the Company, including investments in enhancing direct-to-consumer distribution capabilities. At the same time, we are seeing a resurgence of private label brands by traditional retailers or wholesale distributors trying to differentiate their offerings and enhance profitability. While continuing to focus on our own brands, in light of the rising trend of retailers growing their own private label brands, the Company would consider supplying retailers with product for retailer private label programs which meet certain criteria, including size of program, financial return targets, terms of agreement, and working capital investment requirements among other factors of consideration. We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to, a small number of select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete.

4.3 Growing internationally
We are pursuing further growth in international markets where we estimate that the addressable market opportunity is large. Currently our sales outside the United States and Canada represent less than 10% of our total consolidated net sales. Our market presence internationally is focused in Europe, Asia-Pacific, and Latin America. We intend to continue to pursue further sales growth by leveraging the extensive breadth of our U.S. product line to further develop and widen our international product offering. Our current sales base has been established primarily through the sale of products marketed mainly under the Gildan® brand. We believe that, as the Company has and continues to build out its portfolio of brands, a number of our other brands, such as the Anvil®, American Apparel®, and Comfort Colors® brands, among others, can be well positioned to grow internationally by selling to wholesale distributors and screenprinters or embellishers, and directly to consumers through our own e-commerce platforms and international online retailers.

4.4 Further leveraging manufacturing infrastructure and enhancing distribution capabilities
We plan to continue to increase capacity to support our sales growth and to optimize our cost structure by investing in projects for cost reduction and further vertical integration. This will also support additional product quality enhancements. Specifically, we are currently investing in textile capacity and technology to enhance our capabilities in the production of fashion and performance garments where we expect a greater opportunity for growth. We are also evaluating opportunities to optimize production in existing facilities, which may contribute to increased capacity or cost reduction opportunities. The Company's current plans in expanding its manufacturing capacity include the development of a new facility in Honduras, Rio Nance 6, and the further ramp-up of production at its Mexican facility in Agua Prieta which was acquired as part of the Alstyle acquisition.

We have established extensive distribution operations worldwide through internally managed and operated distribution centres and through third-party logistics providers. In the context of a market landscape where e-commerce is growing quickly and where the Company plans to pursue this opportunity both domestically and internationally, we are investing in enhancing our direct-to-consumer fulfillment capabilities and speed to market. At the same time, we are evaluating our current infrastructure for potential opportunities for consolidation to drive operational efficiencies and/or to extend our reach by establishing capabilities in various geographies.

4.5 Pursue acquisitions to complement organic growth
We have established a capital allocation framework intended to enhance sales and earnings growth and shareholder returns. Beyond our dividend, our first priority for the use of free cash flow and debt financing capacity is completing complementary strategic acquisitions which meet our criteria. We have developed criteria for evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.

Beyond dividends and acquisitions, when appropriate, we intend to use excess cash to repurchase shares under normal course issuer bid programs. The Company has set a net debt leverage target ratio of one to two times pro-forma adjusted

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MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities.

5.0 OPERATING RESULTS

This MD&A comments on our operations, financial performance and financial condition as at and for the fiscal year ended December 31, 2017 (Fiscal 2017) and the fiscal year ended January 1, 2017 (Fiscal 2016). Fiscal 2015 refers to the 15-month transition period ended January 3, 2016, as the Company transitioned in fiscal 2015 to a new fiscal year end (the Sunday closest to December 31, rather than the first Sunday following September 28).

5.1 Non-GAAP financial measures
We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness, net indebtedness (total indebtedness net of cash and cash equivalents), and net debt leverage ratio to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisitions

5.2.1 American Apparel
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (American Apparel), which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. The Company also acquired inventory from American Apparel for approximately $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in fiscal 2017 and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American printwear channel and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further share in the fashion basics category of these markets. The audited annual consolidated financial statements for the year ended December 31, 2017 include the results of American Apparel from February 8, 2017 to December 31, 2017. The results of American Apparel are included in the Printwear segment.

5.2.2 Other
On July 17, 2017, the Company acquired substantially all of the assets of a ring-spun yarn manufacturer with two facilities located in Columbus, Georgia for cash consideration of $13.5 million, including a balance due of $1.3 million to be paid within eighteen months of closing. The transaction also resulted in the effective settlement of $1.2 million of trade accounts payable owed by Gildan to the manufacturer prior to the acquisition.

On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $5.7 million. The transaction also resulted in the effective settlement of $2.9 million of trade accounts receivable due to Gildan prior to the acquisition.

The Company accounted for its acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 of the audited annual consolidated financial statements for the year ended December 31, 2017 for a summary of the amounts recognized for the assets acquired at the date of acquisition and for post-acquisition and pro-forma net sales and net earnings disclosures.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2017-2016		Variation 2016-2015
	2017	2016	2015	$	%	$	%
	(15 months)
Net sales	2,750.8	2,585.1	2,959.2	165.7	6.4%	(374.1)	(12.6)%
Gross profit	801.2	719.7	730.1	81.5	11.3%	(10.4)	(1.4)%
SG&A expenses	377.3	336.4	388.0	40.9	12.2%	(51.6)	(13.3)%
Restructuring and acquisition-related costs	22.9	11.7	14.9	11.2	95.7%	(3.2)	(21.5)%
Operating income	401.0	371.5	327.2	29.5	7.9%	44.3	13.5%
Adjusted operating income(1)	423.9	383.2	342.1	40.7	10.6%	41.1	12.0%
Adjusted EBITDA(1)	586.1	523.8	488.5	62.3	11.9%	35.3	7.2%
Financial expenses	24.2	19.7	17.8	4.5	22.8%	1.9	10.7%
Income tax expense	14.5	5.2	4.5	9.3	178.8%	0.7	15.6%
Net earnings	362.3	346.6	304.9	15.7	4.5%	41.7	13.7%
Adjusted net earnings(1)	386.9	356.3	317.8	30.6	8.6%	38.5	12.1%
Basic EPS	1.62	1.47	1.26	0.15	10.2%	0.21	16.7%
Diluted EPS	1.61	1.47	1.25	0.14	9.5%	0.22	17.6%
Adjusted diluted EPS(1)	1.72	1.51	1.30	0.21	13.9%	0.21	16.2%
Gross margin	29.1%	27.8%	24.7%	n/a	1.3 pp	n/a	3.1 pp
SG&A expenses as a percentage of sales	13.7%	13.0%	13.1%	n/a	0.7 pp	n/a	(0.1) pp
Operating margin	14.6%	14.4%	11.1%	n/a	0.2 pp	n/a	3.3 pp
Adjusted operating margin (1)	15.4%	14.8%	11.6%	n/a	0.6 pp	n/a	3.2 pp
Total assets	2,980.7	2,990.1	2,834.3	(9.4)	(0.3)%	155.8	5.5%
Total non-current financial liabilities	630.0	600.0	380.9	30.0	5.0%	219.1	57.5%
Annual cash dividends declared per common share	0.374	0.312	0.325	0.062	19.9%	(0.013)	(4.0)%
n/a = not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Consolidated operating review
5.4.1 Net sales

(in $ millions, or otherwise indicated)				Variation 2017-2016		Variation 2016-2015
	2017	2016	2015	$	%	$	%
	(15 months)
Segmented net sales
Printwear	1,822.0	1,651.1	1,794.8	170.9	10.4%	(143.7)	(8.0)%
Branded Apparel	928.8	934.0	1,164.5	(5.2)	(0.6)%	(230.5)	(19.8)%
Total net sales	2,750.8	2,585.1	2,959.3	165.7	6.4%	(374.2)	(12.6)%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2017 compared to Fiscal 2016
The $165.7 million, or 6.4%, increase in consolidated net sales was due to a 10.4% increase in Printwear segment sales, while Branded Apparel sales were slightly down from the prior year's level. Sales growth in 2017 included an incremental sales contribution of approximately $133 million from the 2016 acquisitions of Alstyle and Peds and the American Apparel acquisition, which was completed on February 8, 2017. Additionally, the increase in sales over the prior year reflected higher net selling prices, double-digit organic unit sales volume growth in fashion and performance basics, favourable Printwear product mix, higher underwear sales volumes, and increased shipments in international markets, partially offset by lower unit sales of socks and activewear basics, and unfavourable foreign exchange.

Net sales for fiscal 2017 were in line with the Company’s sales guidance provided on November 2, 2017, projecting sales growth in the mid to high single-digit range, as higher than anticipated unit sales volumes of Printwear products in the fourth quarter of 2017 offset lower than anticipated unit sales volumes in Branded Apparel.

Fiscal 2016 compared to Fiscal 2015
The $374.2 million decrease in net sales was mainly due to the inclusion of three additional months of sales in fiscal 2015, which was a 15-month transition period due to the Company's change in fiscal year end. On a calendar year basis, net sales for 2016 were up $16.5 million compared to same period in 2015 due to the approximate $119 million impact of the Alstyle and Peds acquisitions, the benefit of positive point of sales (POS) growth in Printwear, and organic sales growth in Branded Apparel excluding the exit of private label programs. The impact of these positive factors more than offset lower Printwear net selling prices, lower retailer inventory replenishment, the non-recurrence of distributor inventory re-stocking in 2015 and the planned exit of approximately $65 million in retailer private label programs combined with unfavourable foreign currency exchange and product mix.

5.4.2 Gross profit

				Variation 2017-2016	Variation 2016-2015
(in $ millions, or otherwise indicated)	2017	2016	2015
			(15 months)
Gross profit	801.2	719.7	730.1	81.5	(10.4)
Gross margin	29.1%	27.8%	24.7%	1.3 pp	3.1 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Consolidated gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2017 compared to fiscal 2016
Gross margin increased by 130 basis points in fiscal 2017 over the prior year, mainly due to higher net selling prices and a richer Printwear product mix resulting from higher sales of fashion basics and fleece products, partly offset by unfavourable product mix in Branded Apparel due to lower sales of higher margin sock products.

Fiscal 2016 compared to fiscal 2015
Gross margin increased by 310 basis points in fiscal 2016, mainly due to the significantly lower margin realized during the fiscal quarter ended January 4, 2015, which was the first of the five fiscal quarters in fiscal 2015. The low gross margin of 11.0% in that quarter was primarily due to a $48 million distributor inventory devaluation discount and the impact of consuming high-cost inventories relating to the integration of new retail programs in fiscal 2014. The gross margin in the first fiscal quarter of 2015 accounted for 210 basis points of the 310 basis point improvement in gross margin in 2016 compared to fiscal 2015. The remaining 100 basis point increase, which reflects the increase in gross margin on a calendar year basis, was due to lower raw material costs and the benefit of manufacturing cost savings in fiscal 2016, partially offset by the impact of lower net selling prices and unfavourable foreign currency exchange.

5.4.3 Selling, general and administrative expenses

				Variation 2017-2016	Variation 2016-2015
(in $ millions, or otherwise indicated)	2017	2016	2015
			(15 months)
SG&A expenses	377.3	336.4	388.0	40.9	(51.6)
SG&A expenses as a percentage of sales	13.7%	13.0%	13.1%	0.7 pp	(0.1) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2017 compared to fiscal 2016
The increase in selling, general and administrative expenses (SG&A) in 2017 compared to 2016 was mainly due to the impact of acquisitions and other expenses, including distribution and e-commerce costs, as well as higher variable compensation expenses.

Fiscal 2016 compared to fiscal 2015
The decrease in SG&A in fiscal 2016 compared to fiscal 2015 was mainly due to the additional three months of expenses included in fiscal 2015. On a calendar year basis, SG&A expenses in 2016 increased by $28 million compared to 2015 mainly due to the Alstyle and Peds acquisitions in 2016 and higher variable compensation expenses. Although SG&A expenses as a percentage of sales in fiscal 2016 were essentially flat compared to the 2015 15-month transition period, the SG&A percentage for fiscal 2015 included the impact of an abnormally high SG&A percentage in the first of the five fiscal quarters due to the low level of Printwear net sales in that quarter, which accounted for 110 basis points of SG&A expenses for the 15-month period. On a calendar year basis, SG&A expenses as a percentage of net sales increased by 100 basis points in 2016 compared to the same period in 2015, mainly attributable to lower organic sales and higher variable compensation expenses, partially offset by the favourable impact of the weaker Canadian dollar on head office expenses.

5.4.4 Restructuring and acquisition-related costs

				Variation 2017-2016	Variation 2016-2015
(in $ millions)	2017	2016	2015
			(15 months)
Employee termination and benefit costs	4.0	5.0	5.0	(1.0)	—
Exit, relocation and other costs	13.8	7.9	8.5	5.9	(0.6)
Loss on disposal of PPE related to exit activities	0.9	1.1	0.2	(0.2)	0.9
Loss (gain) on disposal or transfer of assets held for sale	—	0.6	(1.0)	(0.6)	1.6
Remeasurement of contingent consideration in connection with a business acquisition	—	(6.2)	1.1	6.2	(7.3)
Acquisition-related transaction costs	4.2	3.3	1.1	0.9	2.2
Restructuring and acquisition-related costs	22.9	11.7	14.9	11.2	(3.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

Restructuring and acquisition-related costs in fiscal 2017 related primarily to the following: the American Apparel business acquisition, including transaction costs and integration costs relating to the relocation of acquired assets and the re-launching of this brand's direct-to-consumer e-commerce site; the consolidation of the Company's West Coast distribution centres for Printwear brands pursuant to the acquisitions of American Apparel and Alstyle; the Company's internal organizational realignment of its Branded Apparel business unit, including severance costs, legal fees, and other professional fees; the rationalization of the Company's remaining retail store outlets, including lease exit costs, severance costs, and the write-off of leasehold improvement assets; transaction costs relating to other business acquisitions completed or evaluated during fiscal 2017; and the completion of the integration of prior years' business acquisitions, primarily for the integration of Alstyle and Peds.

Restructuring and acquisition-related costs in fiscal 2016 related primarily to costs incurred in connection with the integration of acquired businesses, including the Alstyle and Peds acquisitions, the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct-to-consumer channel strategy. Restructuring and acquisition-related costs also included transaction costs related to the acquisitions of Alstyle and Peds. Restructuring and acquisition-related costs were partially offset by a gain on the re-measurement of the fair value of contingent consideration in connection with the Doris acquisition.

Restructuring and acquisition-related costs in fiscal 2015 related primarily to costs incurred in connection with the integration of acquired businesses, including the integrations of the Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions, and screenprinting operations. Restructuring and acquisition-related costs also included transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

5.4.5 Operating income and adjusted operating income

				Variation 2017-2016	Variation 2016-2015
(in $ millions, or otherwise indicated)	2017	2016	2015
			(15 months)
Operating income	401.0	371.5	327.2	29.5	44.3
Adjustment for:
Restructuring and acquisition-related costs	22.9	11.7	14.9	11.2	(3.2)
Adjusted operating income(1)	423.9	383.2	342.1	40.7	41.1
Operating margin	14.6%	14.4%	11.1%	0.2 pp	3.3 pp
Adjusted operating margin(1)	15.4%	14.8%	11.6%	0.6 pp	3.2 pp
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2017 compared to fiscal 2016
The increase in operating income in 2017 compared to 2016 was mainly due to the increase in gross profit, partially offset by higher SG&A expenses and higher restructuring and acquisition-related costs. Excluding the impact of restructuring and acquisition-related costs, adjusted operating margin in 2017 was up 60 basis points driven by higher gross margin in the year, partially offset by higher SG&A expenses as a percentage of sales.

Fiscal 2016 compared to fiscal 2015
Operating income in fiscal 2016 increased by $44.3 million compared to the 2015 15-month transition period due mainly to an operating loss of $40.3 million incurred in the first of the five fiscal quarters of 2015. On a calendar year basis, operating income in 2016 reflected a slight increase of $4.0 million compared to the same period in 2015, as higher gross profit was essentially offset by higher SG&A expenses. Operating margin of 14.4% in fiscal 2016 was up from 11.1% in the 2015 15-month transition period. The comparable period was impacted by the $40.3 million operating loss in the first of the five fiscal quarters of 2015. On a calendar year basis, operating margin in 2016 was 14.4%, essentially the same level as the 14.3% operating margin in 2015.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.6 Financial expenses, net

				Variation 2017-2016	Variation 2016-2015
(in $ millions)	2017	2016	2015
			(15 months)
Interest expense on financial liabilities recorded at amortized cost	17.1	12.6	8.6	4.5	4.0
Bank and other financial charges	8.0	6.3	4.7	1.7	1.6
Interest accretion on discounted provisions	0.3	0.3	0.4	—	(0.1)
Foreign exchange loss (gain)	(1.3)	0.4	4.0	(1.7)	(3.6)
Financial expenses, net	24.1	19.6	17.7	4.5	1.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2017 compared to fiscal 2016
The increase in net financial expenses in fiscal 2017 compared to fiscal 2016 was due to higher interest expense as a result of slightly higher borrowing levels and higher effective interest rates on our long-term debt relating mainly to higher U.S. short-term interest rates and the interest rates on the notes payable that were issued in August 2016 as described under “Liquidity and capital resources” in section 8.0 of this MD&A. Bank and other financial charges increased in fiscal 2017 compared to fiscal 2016 due to the amortization of financing fees incurred in connection with the new debt issuances in fiscal 2016 and discount fees related to the sales of trade accounts receivables. Foreign exchange gains for fiscal 2017 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2016 compared to fiscal 2015
The increase in net financial expenses in fiscal 2016 compared to fiscal 2015 was due to higher interest expense as a result of higher borrowing levels and higher effective interest rates on our long-term debt. In addition, higher bank and other financial charges were due to the amortization of financing fees incurred in connection with the new debt issuances in fiscal 2016, and discount fees related to the sales of trade accounts receivables. These factors were partially offset by the impact of the additional three months included in fiscal 2015 and lower foreign exchange losses in calendar 2016 compared to same period last year.

5.4.7 Income taxes
The Company’s average effective tax rate is calculated as follows:

				Variation 2017-2016	Variation 2016-2015
(in $ millions, or otherwise indicated)	2017	2016	2015
			(15 months)
Earnings before income taxes	376.8	351.8	309.4	25.0	42.4
Income tax expense	14.5	5.2	4.5	9.3	0.7
Average effective income tax rate	3.8%	1.5%	1.5%	2.3 pp	—
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2017 compared to fiscal 2016
The higher income tax expense and average effective tax rate compared to last year were in part due to higher operating profits earned in higher tax rate jurisdictions compared to last year. In addition, the fiscal 2017 income tax expense included $1.6 million of income tax recoveries relating to prior taxation years, compared with $4.8 million of prior year income tax recoveries in fiscal 2016. As a result of the internal reorganization referred to in section 3.1.1 of this annual MD&A, the Company revalued and reassessed the deferred tax liabilities and deferred tax assets in the respective jurisdictions affected, resulting in an increase in net deferred tax expense of $3.3 million. There was no corresponding amount for fiscal 2016. Fiscal 2016 also reflected an income tax recovery on restructuring and acquisition-related costs of $2.0 million.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. Tax Reform). The U.S. Tax Reform reduces the statutory federal corporate income tax rate from 35% to 21% effective January 1, 2018, and makes other changes to U.S. corporate tax laws. During the fourth quarter of fiscal 2017, the Company revalued the net deferred tax liability position in its U.S. subsidiaries, to reflect the change in the statutory federal corporate income tax rate that will take effect in 2018, resulting in an income tax recovery of $1.6 million.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2016 compared to fiscal 2015
The income tax expense and average effective income tax rate for fiscal 2016 were comparable to the respective amounts for fiscal 2015. The income tax expense for both years is net of tax recoveries and adjustments related to prior taxation years of $4.8 million for fiscal 2016 and $5.1 million for fiscal 2015 and an income tax recovery of $2.0 million related to restructuring and acquisition-related costs for both years.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures

				Variation 2017-2016	Variation 2016-2015
(in $ millions, except per share amounts)	2017	2016	2015
			(15 months)
Net earnings	362.3	346.6	304.9	15.7	41.7
Adjustments for:
Restructuring and acquisition-related costs	22.9	11.7	14.9	11.2	(3.2)
Income tax expense (recovery) on restructuring and acquisition-related costs and U.S. Tax Reform	1.7	(2.0)	(2.0)	3.7	—
Adjusted net earnings(1)	386.9	356.3	317.8	30.6	38.5
Basic EPS	1.62	1.47	1.26	0.15	0.21
Diluted EPS	1.61	1.47	1.25	0.14	0.22
Adjusted diluted EPS(1)	1.72	1.51	1.30	0.21	0.21
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2017 compared to fiscal 2016
The increases in net earnings and adjusted net earnings were due to higher operating income, partially offset by higher financial expenses and a higher income tax expense. Additionally, diluted EPS and adjusted diluted EPS reflected the benefit of share repurchases.

Adjusted diluted EPS of $1.72 was at the top end of the Company's guidance provided on November 2, 2017.

Fiscal 2016 compared to fiscal 2015
The increases in net earnings and adjusted net earnings in fiscal 2016 compared to the 2015 15-month transition period were mainly due to the $41.2 million net loss in the first of the five fiscal quarters of 2015. The increases in diluted EPS and adjusted diluted EPS were mainly due to the net loss and adjusted net loss incurred in the first fiscal quarter of 2015, which had a per share impact of $0.17 and $0.15, respectively.

On a calendar year basis, net earnings and adjusted net earnings for 2016 were essentially flat compared to the same period in 2015, as slightly higher operating income and slightly lower income taxes were offset by higher financial expenses. The increase in adjusted diluted EPS for fiscal 2016 compared to the same period in 2015 was primarily due to the favourable impact of share repurchases under the Company's NCIB during 2016, as discussed in section 8.6 of this MD&A.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 16

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Segmented operating review

(in $ millions, or otherwise indicated)	2017	2016	Variation $	Variation %
Segmented net sales:
Printwear	1,822.0	1,651.1	170.9	10.4%
Branded Apparel	928.8	934.0	(5.2)	(0.6)%
Total net sales	2,750.8	2,585.1	165.7	6.4%
Segment operating income:
Printwear	438.3	388.1	50.2	12.9%
Branded Apparel	86.6	85.4	1.2	1.4%
Total segment operating income	524.9	473.5	51.4	10.9%
Amortization of intangible assets, excluding software	(20.8)	(18.1)	(2.7)	14.9%
Corporate expenses	(80.2)	(72.1)	(8.1)	11.2%
Restructuring and acquisition-related costs	(22.9)	(11.7)	(11.2)	95.7%
Total operating income	401.0	371.6	29.4	7.9%
Certain minor rounding variances exist between the financial statements and this summary.

	2017	2016	Variation
Segment operating margin:
Printwear	24.1%	23.5%	0.6 pp
Branded Apparel	9.3%	9.1%	0.2 pp

5.5.1 Printwear
Net sales
The $170.9 million, or 10.4% increase in Printwear sales in 2017 over the prior year was mainly due to an incremental sales contribution of approximately $94 million from the combined acquisitions of Alstyle and American Apparel, higher net selling prices, and double-digit organic unit sales volume growth in fashion and performance basics, which translated to favourable product mix and increased shipments in international markets. These positive factors were partly offset by lower unit sales of basics and unfavourable foreign exchange.

Printwear sales growth of 10.4% was above the Company's guidance provided on November 2, 2017, projecting high single-digit Printwear sales growth primarily as a result of higher than anticipated sales volumes in the fourth quarter.

Operating income
The $50.2 million increase in Printwear operating income in 2017 compared to 2016 was driven by increased sales and higher operating margin. The 60 basis point improvement in Printwear operating margin was primarily due to the benefit of higher net selling prices and favourable product mix reflecting higher sales of fashion basics and fleece products, partially offset by higher SG&A expenses primarily related to acquisitions and other expenses, including distribution and e-commerce costs.

5.5.2 Branded Apparel
Net sales
The $5.2 million decrease in Branded Apparel sales in 2017 compared to fiscal 2016 was mainly due to lower sock sales and the impact from the planned exit of private label programs. These factors more than offset the benefit of higher sales in underwear and the incremental sales contribution of approximately $39 million from the Peds acquisition which was completed in the third quarter of 2016. Branded Apparel segment sales were below the Company's guidance which projected low single-digit growth, primarily as a result of lower than anticipated unit sales volumes of socks.

Operating income
Branded Apparel operating income and operating margin in 2017 was slightly higher than in 2016. The 20 basis point improvement in Branded Apparel operating margin in 2017 was primarily due to higher net selling prices and the benefit of manufacturing cost reductions, which more than offset unfavourable product mix driven by lower sales of higher margin sock products, while SG&A expenses as a percentage of sales were flat compared to last year, despite lower unit sales volumes.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except per share amounts)	Dec 31, 2017	Oct 1, 2017	Jul 2, 2017	Apr 2, 2017	(1)	Jan 1, 2017	Oct 2, 2016	(2)	Jul 3, 2016	(3)	Apr 3, 2016

Net sales	653.7	716.4	715.4	665.4		587.9	715.0		688.9		593.3
Net earnings	54.9	116.1	107.7	83.5		74.3	114.4		94.7		63.2
Net earnings per share
Basic(4)	0.25	0.52	0.48	0.36		0.32	0.49		0.40		0.26
Diluted(4)	0.25	0.52	0.48	0.36		0.32	0.49		0.40		0.26
Weighted average number of shares outstanding (in ‘000s)
Basic	219,387	223,017	224,859	229,474		231,364	231,924		235,496		242,637
Diluted	219,758	223,481	225,389	229,943		231,855	232,715		236,272		243,355
(1) Reflects the acquisition of American Apparel from February 8, 2017.
(2) Reflects the acquisition of Peds from August 22, 2016.
(3) Reflects the acquisition of Alstyle from May 26, 2016.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. For our Printwear segment, historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflect results of companies acquired from their effective date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain currencies versus the U.S. dollar as described in section 11 entitled the “Financial risk management” in this annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.7 Fourth quarter operating results

For the three months ended	December 31, 2017	January 1, 2017
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	653.7	587.9	65.8	11.2%
Gross profit	177.0	156.9	20.1	12.8%
SG&A expenses	103.9	86.8	17.1	19.7%
Restructuring and acquisition-related costs	11.0	0.2	10.8	n.m.
Operating income	62.0	69.8	(7.8)	(11.2)%
Adjusted operating income(1)	73.0	70.0	3.0	4.3%
Adjusted EBITDA(1)	114.0	102.6	11.4	11.1%
Financial expenses	5.9	5.8	0.1	1.7%
Income tax expense (recovery)	1.2	(10.3)	11.5	n.m.
Net earnings	54.9	74.3	(19.4)	(26.1)%
Adjusted net earnings(1)	67.6	74.5	(6.9)	(9.3)%
Basic EPS	0.25	0.32	(0.07)	(21.9)%
Diluted EPS	0.25	0.32	(0.07)	(21.9)%
Adjusted diluted EPS(1)	0.31	0.32	(0.01)	(3.1)%
Gross margin	27.1%	26.7%	n/a	0.4 pp
SG&A expenses as a percentage of sales	15.9%	14.8%	n/a	1.1 pp
Operating margin	9.5%	11.9%	n/a	(2.4) pp
Adjusted operating margin(1)	11.2%	11.9%	n/a	(0.7) pp
n.m. = not meaningful
n/a - not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

For the three months ended	December 31, 2017	January 1, 2017
(in $ millions, or otherwise indicated)			Variation $	Variation %

Segmented net sales:
Printwear	415.6	325.8	89.8	27.6%
Branded Apparel	238.1	262.1	(24.0)	(9.2)%
Total net sales	653.7	587.9	65.8	11.2%
Segment operating income:
Printwear	82.8	68.6	14.2	20.7%
Branded Apparel	16.8	24.0	(7.2)	(30.0)%
Total segment operating income	99.6	92.6	7.0	7.6%
Amortization of intangible assets, excluding software	(5.0)	(4.7)	(0.3)	6.4%
Corporate expenses	(21.6)	(17.7)	(3.9)	22.0%
Restructuring and acquisition-related costs	(11.0)	(0.2)	(10.8)	n.m.
Total operating income	62.0	70.0	(8.0)	(11.4)%
n.m. = not meaningful

GILDAN 2017 REPORT TO SHAREHOLDERS P. 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

	December 31, 2017	January 1, 2017
For the three months ended			Variation $	Variation %

Segment operating margin:
Printwear	19.9%	21.0%	n/a	(1.1) pp
Branded Apparel	7.1%	9.1%	n/a	(2.0) pp
n/a - not applicable

Consolidated net sales of $653.7 million for the fourth quarter of 2017 increased 11.2% compared to the corresponding quarter in 2016 and reflected a sales increase of 27.6% in the Printwear segment, including the impact of the acquisition of American Apparel, partly offset by a decline of 9.2% in Branded Apparel.

The Printwear business delivered strong double-digit sales growth in the fourth quarter of 2017. Printwear sales in the fourth quarter of 2017 were $415.6 million, up 27.6% from $325.8 million in the fourth quarter of 2016 primarily due to strong unit sales volume growth in both domestic and international markets, the benefit of favourable product mix, a $16.6 million sales contribution from American Apparel, and higher net selling prices compared to the fourth quarter in 2016. Excluding the impact of the American Apparel acquisition, sales in the quarter increased 22.5% organically. While we continued to see growth momentum in fashion basics, unit volumes for basics were also up in the quarter and included strong fleece shipments as we anticipated.

Net sales for the Branded Apparel segment in the quarter were $238.1 million, down 9.2% from $262.1 million in the fourth quarter of 2016 mainly due to lower unit sales volumes of socks and activewear, unfavourable product mix driven by a lower proportion of sales of higher-priced socks and activewear, and the impact of the planned exit of certain private label programs, partly offset by increased underwear sales and higher net selling prices.

Consolidated gross margin in the fourth quarter increased 40 basis points to 27.1% compared to the prior year quarter. The increase was mainly due to higher net selling prices and favourable product mix in Printwear, partly offset by unfavourable product mix in Branded Apparel, higher raw material costs, and the impact of additional manufacturing expenses of approximately $6 million, or 95 basis points of gross margin resulting from temporary production interruptions related to the recent election in Honduras.

Consolidated SG&A expenses as a percentage of sales were 15.9%, up from 14.8% in the fourth quarter last year, primarily due to the impact of the American Apparel acquisition, lower fixed cost absorption in Branded Apparel, and higher distribution and e-commerce expenses.

The Company incurred $11.0 million of restructuring and acquisition-related costs in the fourth quarter of 2017 primarily associated with the Company’s organizational consolidation, as well as integration costs related to current and prior year acquisitions. As part of the organizational realignment, we incurred costs in connection with the combination of our Printwear and Branded Apparel divisions, consolidating marketing, merchandising, sales, and administrative functions, and further refining our direct-to-consumer approach, including the rationalization of our retail store outlets.

Consolidated operating margin and adjusted operating margin in the fourth quarter of 2017 were 9.5% and 11.2%, respectively, down from consolidated operating margin and adjusted operating margin of 11.9% in the fourth quarter of 2016, as the benefit of higher gross margin was offset by higher SG&A as a percentage of sales.

Operating income in Printwear for the three months ended December 31, 2017 totaled $82.8 million, up 20.7% compared to $68.6 million in the fourth quarter of 2016, driven by the increase in sales. Operating margins were 19.9% in the fourth quarter of 2017, down 110 basis points over the same quarter last year primarily due to higher raw material costs, expenses related to unanticipated production shut downs, as well as increased SG&A expenses due to the American Apparel acquisition, higher distribution costs, and expenses related to the further development of our e-commerce infrastructure. These factors were partly offset by the benefit of more favourable product mix driven by the strong growth in fashion basics and a higher proportion of fleece shipments, as well as the benefit of higher net selling prices.

For the three months ended December 31, 2017, operating income in Branded Apparel was $16.8 million, down from $24.0 million in the same quarter last year due to lower sales volumes and a lower operating margin. Branded Apparel operating margins for the quarter were 7.1%, down from 9.1% in the same quarter last year. The operating margin decline was primarily due to the impact of unfavourable product mix, higher raw material costs, and SG&A de-leverage resulting from the decline in sales.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net earnings totaled $54.9 million or $0.25 per share on a diluted basis for the three months ended December 31, 2017, compared with net earnings of $74.3 million or $0.32 per share for the three months ended January 1, 2017. Excluding after-tax restructuring and acquisition-related costs of $12.7 million in the fourth quarter and $0.2 million in the same quarter last year, Gildan reported adjusted net earnings of $67.6 million, or $0.31 per share on a diluted basis for the fourth quarter of 2017, down from $74.5 million, or $0.32 per share in the prior year quarter. The decline in adjusted diluted EPS versus the prior year was primarily due to the expected non-recurrence of the income tax recovery in the fourth quarter of 2016.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	December 31, 2017	January 1, 2017
(in $ millions)			Variation

Cash and cash equivalents	52.8	38.2	14.6
Trade accounts receivable	243.4	277.7	(34.3)
Income taxes receivable	3.9	—	3.9
Inventories	945.7	954.9	(9.2)
Prepaid expenses, deposits and other current assets	62.1	69.7	(7.6)
Accounts payable and accrued liabilities	(258.5)	(234.1)	(24.4)
Income taxes payable	—	(1.9)	1.9
Total working capital	1,049.4	1,104.5	(55.1)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The decrease in trade accounts receivable (which are net of accrued sales discounts) was mainly due to a higher offset for accrued sales discounts as a result of higher rebates in fiscal 2017 and the earlier timing of payments in 2016, the impact of lower days sales outstanding (DSO), and the impact of higher sales of trade accounts receivables to a financial institution under a receivables purchase agreement as disclosed in note 7 of the audited consolidated financial statements for the year ended December 31, 2017, all of which were partially offset by the impact of higher sales in the fourth quarter of fiscal 2017 compared to the fourth quarter of fiscal 2016.

•
The decrease in inventories was mainly due to lower activewear, sock, and underwear unit inventories, partially offset by higher raw material costs and activewear inventories added from the American Apparel business acquisition.

•
The decrease in prepaid expenses, deposits and other current assets was mainly due to the lower fair value of derivative financial instruments outstanding and designated as effective hedging instruments.

•
The increase in accounts payable and accrued liabilities was mainly due to higher payables for raw materials and higher accruals for variable compensation and restructuring costs, partially offset by a decrease in purchases of sourced finished goods.

•
Working capital was $1,049.4 million as at December 31, 2017, compared to $1,104.5 million as at January 1, 2017. The current ratio at the end of fiscal 2017 was 5.1, compared to 5.7 at the end of fiscal 2016.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, January 1, 2017	1,076.9	354.2	202.1
Net capital additions	90.6	2.6	0.4
Additions through business acquisitions	4.5	70.4	24.1
Other	—	—	—
Depreciation and amortization	(136.2)	(25.6)	—
Balance, December 31, 2017	1,035.8	401.6	226.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Additions to property, plant and equipment were for investments in textile capacity, including the development of the Rio Nance 6 facility in Honduras and textile capacity expansion in Bangladesh, as well as investments in yarn-spinning, distribution, and garment-dyeing expansion.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The increase in intangible assets reflects additions of $70.4 million mainly related to the American Apparel business acquisition and other capital additions primarily related to software, partially offset by amortization of $25.6 million.

•	The increase in goodwill is mainly due to the goodwill recorded in connection with the American Apparel business acquisition.

6.3 Other non-current assets and non-current liabilities

	December 31, 2017	January 1, 2017
(in $ millions)			Variation

Deferred income taxes	(3.7)	1.5	(5.2)
Other non-current assets	8.8	14.9	(6.1)

Long-term debt	(630.0)	(600.0)	(30.0)
Other non-current liabilities	(37.1)	(34.6)	(2.5)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The decrease in other non-current assets is mainly due to the use of the deposit of $6.6 million made in the fourth quarter of fiscal 2016 with respect to the American Apparel business acquisition which closed on February 8, 2017.

•
Other non-current liabilities include provisions and employee benefit obligations. The increase is mainly due to the statutory severance benefits earned by employees located in the Caribbean Basin and Central America during fiscal 2017.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

Total assets were $2,980.7 million as at December 31, 2017, compared to $2,990.1 million as at January 1, 2017.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS
7.1 Cash flows from (used in) operating activities

(in $ millions)	2017	2016	Variation

Net earnings	362.3	346.6	15.7
Adjustments to reconcile net earnings to cash flows from operating activities(1)	175.2	158.4	16.8
Changes in non-cash working capital balances	75.8	32.8	43.0
Cash flows from operating activities	613.3	537.8	75.5
(1) Includes $162.2 million (2016 - $140.6 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The year-over-year increase in operating cash flows of $75.5 million was mainly due to a higher decrease in non-cash working capital, as explained below, and the impact of higher net earnings.

•
Non-cash working capital decreased by $75.8 million during fiscal 2017, compared to a decrease of $32.8 million during fiscal 2016. The higher decrease in non-cash working capital in fiscal 2017 as compared to fiscal 2016 was due to decreases in inventories and an increase in accounts payable and accrued liabilities, partially offset by a lower decrease in trade accounts receivable.

7.2 Cash flows from (used in) investing activities

(in $ millions)	2017	2016	Variation

Purchase of property, plant and equipment	(92.0)	(129.4)	37.4
Purchase of intangible assets	(2.8)	(10.8)	8.0
Business acquisitions	(115.8)	(163.9)	48.1
Proceeds on disposal of assets held for sale and property, plant and equipment	0.5	0.8	(0.3)
Cash flows used in investing activities	(210.1)	(303.3)	93.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The lower use of cash in investing activities during fiscal 2017 compared to fiscal 2016 was mainly due to lower capital spending as a result of a reduction in yarn spinning investments. Cash used for business acquisitions during fiscal 2017 included $91.9 million for the American Apparel business acquisition (the deposit of $6.6 million made in the fourth quarter of fiscal 2016 brings the total consideration to $98.5 million), $8.6 million for the acquisition of an Australian based activewear distributor, $11.2 million for the acquisition of a U.S.-based ring-spun yarn manufacturer, and the payment of $4.0 million of the balance due for the fiscal 2016 acquisition of Peds. Cash used for business acquisitions during fiscal 2016 was related to the acquisitions of Alstyle and Peds and the deposit made for the American Apparel business acquisition which was completed in fiscal 2017.

•
Capital expenditures during fiscal 2017 are described in section 6.2 of this MD&A, and our projected capital expenditures for the next fiscal year are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

(in $ millions)	2017	2016	Variation

Cash flows from operating activities	613.4	537.9	75.5
Cash flows used in investing activities	(210.0)	(303.4)	93.4
Adjustment for:
Business acquisitions	115.8	163.9	(48.1)
Free cash flow(1)	519.2	398.4	120.8
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	For fiscal 2017, the year-over-year increase in free cash flow of $120.8 million reflects higher operating cash flows and lower capital expenditures.

7.4 Cash flows from (used in) financing activities

(in $ millions)	2017	2016	Variation

Increase (decrease) in amounts drawn under revolving long-term bank credit facilities	30.0	(375.0)	405.0
Proceeds from term loan	—	300.0	(300.0)
Proceeds from issuance of notes	—	300.0	(300.0)
Dividends paid	(84.8)	(74.4)	(10.4)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4.5)	(4.7)	0.2
Proceeds from the issuance of shares	4.9	2.2	2.7
Repurchase and cancellation of shares	(328.6)	(394.5)	65.9
Share repurchases for settlement of non-Treasury RSUs	(6.3)	—	(6.3)
Cash flows used in financing activities	(389.3)	(246.4)	(142.9)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Cash flows used in financing activities during fiscal 2017 mainly reflect cash outflows of $328.6 million for the repurchase and cancellation of common shares under the NCIB, as discussed in section 8.4 of this MD&A, and the payments of dividends. During fiscal 2016, cash flows used in financing activities reflect cash outflows of $394.5 million for the repurchase and cancellation of common shares under a previous NCIB, a $375.0 million repayment on our long-term bank credit facilities, and the payments of dividends, which were mostly offset by proceeds of $600.0 million from the term loan and the issuance of notes. See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

•
The Company paid $84.8 million of dividends during fiscal 2017 compared to $74.4 million of dividends during fiscal 2016. The year-over-year increase is due to the 20% increase in the amount of the quarterly dividend approved by the Board of Directors on February 22, 2017, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since last year.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness
Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We fund our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. The Company's long-term debt as at December 31, 2017 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		December 31, 2017	January 1, 2017
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	2.3%	$30,000	$—	April 2022
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	2.1%	—	—	March 2019
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	2.2%	300,000	300,000	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	50,000	August 2026
		$630,000	$600,000

(1)	Represents the effective interest rate for the year ended December 31, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $14.6 million (January 1, 2017 - $19.0 million) has been committed against this facility to cover various letters of credit.

(3)
The Company's unsecured revolving long-term bank credit facility agreement of $300 million, has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2017, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2021 to April 2022, and amended its unsecured revolving long-term bank credit facility agreement of $300 million to extend the maturity date from March 2018 to March 2019.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 31, 2017.

(in $ millions)	December 31, 2017	January 1, 2017
Long-term debt and total indebtedness(1)	630.0	600.0
Cash and cash equivalents	(52.8)	(38.2)
Net indebtedness(1)	577.2	561.8
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at December 31, 2017 was 1.0 times (1.0 times as at January 1, 2017), which was at the lower end of its previously communicated target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company’s net debt leverage ratio is calculated as follows:

	December 31, 2017	January 1, 2017
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	586.1	523.8
Adjustment for:
Business acquisitions	0.3	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	586.4	536.3
Net indebtedness(1)	577.2	561.8
Net debt leverage ratio(1)	1.0	1.0
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

For fiscal 2018, the Company is projecting capital expenditures of approximately $125 million primarily for the continued development of the Rio Nance 6 facility in Honduras, investments in existing textile facilities and distribution capabilities, as well as sewing capacity expansion to align to increases in textile capacity.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as to provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy and to fund the NCIB discussed in section 8.4 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 16, 2018, there were 219,207,838 common shares issued and outstanding along with 3,021,879 stock options and 102,169 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts.

8.3 Declaration of dividend

The Company paid dividends of $84.8 million during the year ended December 31, 2017. On February 21, 2018, the Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.112 per share for an expected aggregate payment of $24.6 million which will be paid on April 2, 2018 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 8, 2018. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 4.5 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.4 Normal course issuer bid

On February 23, 2017, the Company announced the renewal of a normal course issuer bid (NCIB) beginning February 27, 2017 and ending on February 26, 2018, to purchase for cancellation up to 11,512,267 common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares as of February 17, 2017. On November 1, 2017, the Company obtained approval from the TSX to amend its NCIB program in order to increase the maximum number of common shares that may be repurchased from 11,512,267 common shares, or 5% of the Company’s issued and outstanding common shares as at February 17, 2017 (the reference date for the NCIB), to 16,117,175 common shares, representing approximately 7.2% of the public float (or 7% of the Company’s issued and outstanding common shares) as at February 17, 2017. No other terms of the NCIB were amended.

During the year ended December 31, 2017, the Company repurchased for cancellation a total of 11,512,267 common shares under the NCIB for a total cost of $328.6 million, of which a total of 877,000 common shares were repurchased by way of private agreements with arm’s length third-party sellers. Of the total cost of $328.6 million, $7.7 million was charged to share capital and $320.9 million was charged to retained earnings.

On February 21, 2018, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. Gildan is authorized to make purchases under the NCIB during the period from February 27, 2018 to February 26, 2019 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the NYSE, or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 114,889 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2018 is contained in our earnings results press release dated February 22, 2018 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares in connection with our share-based compensation plans. The disclosures under this section, in conjunction with the information in note 14 to the 2017 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2017 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is

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administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio.

11.1 Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the seasonality of the Company’s net sales in the Printwear segment, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position as the sale of the trade accounts receivables qualify for de-recognition. As at December 31, 2017, trade accounts receivables being serviced under a receivables purchase agreement amounted to $92.8 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2018, subject to annual extensions.

The Company’s credit risk for trade accounts receivable is concentrated as the majority of its sales are to a relatively small group of wholesale distributors within the Printwear segment and mass-market and other retailers within the Branded Apparel segment. As at December 31, 2017, the Company’s ten largest trade debtors accounted for 63% of trade accounts receivable; one wholesale customer within the Printwear segment accounted for 18% and one mass-market retailer within the Branded Apparel segment accounted for 9%, before factoring in the impact of the receivables purchase agreement described above. Of the Company’s top ten trade debtors, five are in the Printwear segment, five are in the Branded Apparel segment and all are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Mexico, Asia-Pacific, and Latin America.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many distributors and other customers in the Printwear segment are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s customers in the Branded Apparel segment varies significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and

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customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area and operating segment was as follows as at:

(in $ millions)	December 31, 2017	January 1, 2017

Trade accounts receivable by geographic area:
United States	208.2	237.5
Canada	14.7	20.5
Europe and other	20.5	19.7
Total trade accounts receivable	243.4	277.7
Trade accounts receivable by operating segment:
Printwear	159.7	158.1
Branded Apparel	83.7	119.6
Total trade accounts receivable	243.4	277.7

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	December 31, 2017	January 1, 2017

Not past due	197.6	235.4
Past due 0-30 days	31.7	20.0
Past due 31-60 days	9.8	12.2
Past due 61-120 days	2.0	3.8
Past due over 121 days	7.4	11.9
Trade accounts receivable	248.5	283.3
Less allowance for doubtful accounts	(5.1)	(5.6)
Total trade accounts receivable	243.4	277.7

11.2 Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt, and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or prospects could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could be influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2017 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions, and other major investments or divestitures.

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11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at December 31, 2017.

Carrying		Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued
liabilities	258.5	258.5	258.5	—	—	—
Long-term debt(1)	630.0	630.0	—	—	330.0	300.0
Purchase obligations	—	72.9	72.9	—	—	—
Operating leases and other obligations	—	173.5	62.4	35.1	24.0	52.0
Total contractual obligations	888.5	1,134.9	393.8	35.1	354.0	352.0
(1) Excluding interest

As disclosed in note 23 to our 2017 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 31, 2017, the maximum potential liability under these guarantees was $50.6 million, of which $12.5 million was for surety bonds and $38.1 million was for financial guarantees and standby letters of credit.

11.3 Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka, as well as in Canadian dollars. Significant changes in the Lempira, Dominican Peso, Mexican Peso, Cordoba, Taka, or in the Canadian dollar relative to the U.S. dollar exchange rate in the future, may have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at December 31, 2017, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and buy Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2017 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, we have established a ratio of 1:1 for all foreign exchange hedges. No ineffectiveness was recognized in net earnings, as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items. We refer the reader to note 14 to the 2017 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

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The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at December 31, 2017 arising from financial instruments:

			December 31, 2017
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD

Cash and cash equivalents	0.2	1.7	0.8	5.9	3.6	0.5
Trade accounts receivable	14.3	1.8	3.0	3.7	2.8	2.3
Prepaid expenses, deposits and other current assets	0.3	1.2	—	1.5	0.2	—
Accounts payable and accrued liabilities	(22.7)	(5.2)	(0.8)	(4.0)	(0.7)	—

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) earnings and other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended December 31, 2017
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD

Impact on earnings before income taxes	0.4	—	(0.1)	(0.4)	(0.3)	(0.1)
Impact on other comprehensive income before income taxes	(0.2)	1.8	1.8	(0.3)	—	0.3

An assumed 5 percent weakening of the U.S. dollar during the year ended December 31, 2017 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton or polyester fibers would affect the Company’s annual raw material costs by approximately $6 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect our energy consumption costs and can influence transportation costs and the cost of related items used in our business, including other raw materials we use to manufacture our products such as chemicals, dyestuffs, and trims. We generally purchase these raw materials at market prices.

The Company has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2017, the Company entered into commodity derivative contracts as described in note 14 to the 2017 audited annual consolidated financial statements. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, we have established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and our purchased costs, we did not experience any significant ineffectiveness on our hedges. We refer the reader to note 14 to the 2017 audited annual consolidated financial statements for details of these derivative contracts and the impact of applying hedge accounting.

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11.5 Interest rate risk
The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread.

The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has $250 million of floating-to-fixed interest rate swaps outstanding to hedge its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges qualify for hedge accounting.

Based on the value of interest-bearing financial instruments during the year ended December 31, 2017, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $1.4 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2017 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel, and Yarn-Spinning (yarn-spinning manufacturing division).

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history, in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its

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customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives, including discounts and rebates, are granted to our customers. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates, or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities, and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended December 31, 2017 for additional details on the recoverability of the Company’s cash-generating units.

Valuation of statutory severance obligations and the related costs
The valuation of the statutory severance obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs, which requires an assumed discount rate. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability, which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

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Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2017 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2016 audited annual consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended December 31, 2017, and have not been applied in preparing the audited annual consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Services). The standard prescribes a five-step approach to revenue recognition: (1) identify the contracts with the customer; (2) identify the separate performance obligations in the contracts; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenue when, or as, each performance obligation is satisfied. New disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers are also required. IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, and can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to opening retained earnings at the date of initial adoption (modified retrospective method). Upon transition, an entity can elect to apply IFRS 15 with or without certain practical expedients.

The Company has reviewed the new standard against its existing accounting policies and practices, including reviewing standard purchase orders, invoices, shipping terms, and contracts with customers, including discount arrangements, within its significant revenue streams in order to assess any terms that can represent additional performance obligations and to evaluate transaction price considerations. The majority of the Company’s contracts with customers are contracts in which the sale of finished products is generally expected to be the only performance obligation. The Company has concluded that the revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally upon shipment of products to customers, consistent with its current practice. Some contracts with customers provide incentive programs, including discounts, promotions, advertising allowances, and other volume-based incentives. Currently, the Company recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of provisions for customer incentives and for sales returns. Such incentives give rise to variable consideration under IFRS 15, which is also estimated at contract inception.

The Company will adopt the new standard in the first quarter of fiscal 2018 using the modified retrospective transition method. The Company has concluded that the new guidance under IFRS 15 will not have a material impact on recognition and amounts in its consolidated financial statements. The Company expects to record a non-cash adjustment to reduce retained earnings by less than $2.0 million at January 1, 2018 on initial adoption, representing the gross margin on estimated

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net sales for which revenue recognition should be delayed under the guidance of IFRS 15. The Company is completing the assessment of the overall impact on the Company’s disclosures and is addressing any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new guidance starting in the first quarter of fiscal 2018.

Financial Instruments
In July 2014, the IASB issued IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013), which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018. IFRS 9 (2014) must be applied retroactively; however, it contains significant exemptions from retroactive application for the classification and measurement requirements of the new standard, including impairment. The Company expects to record a non-cash adjustment of approximately $1.0 million to reduce retained earnings at January 1, 2018, as a result of the adoption of IFRS 9 (2014), reflecting additional allowance for doubtful accounts from the new expected credit loss model.

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company will adopt the new standard in the first quarter of fiscal 2019, and expects to use the modified retrospective transition method. The Company expects that the initial adoption of IFRS 16 will result in approximately $120 million of operating lease liabilities (primarily for the rental of premises), being recognized in the consolidated statement of financial position, with a corresponding right-of-use asset being recognized. The Company also expects a decrease of its operating lease costs, offset by a corresponding increase of its financial expenses and depreciation and amortization resulting from the changes in the recognition, measurement and presentation requirements. However, no significant impact on net earnings is expected at this time.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances in such determinations. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of IFRIC 23 on the consolidated financial statements.

14.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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15.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

15.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2017, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2017.

15.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of December 31, 2017.

15.3 Changes in internal control over financial reporting
There have been no changes that occurred during the period beginning on October 2, 2017 and ended on December 31, 2017 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

16.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our financial condition, results of operations, cash flows, or business.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. We may not be successful in increasing our penetration in the North American and international markets for imprintable products, including growing our sales of fashion basics, as success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. In addition, we may not be successful in growing our sales and profitability through our own brands in the U.S. retail channel, including brick and mortar retailers, on-line retailers and our own e-commerce platforms. Our opportunities for growth may be limited, and we may lose market share if we fail to successfully develop new business in existing and new market channels or new geographical markets. As consumers increasingly migrate towards on-line shopping, our future sales may be negatively impacted if we fail to continue to grow our sales with and service major retailers' e-commerce businesses or fail to adequately develop our capabilities to service consumers directly. In addition, future sales growth opportunities may be limited or negatively impacted by customers, including wholesale distributors and retailers pursuing growth of their own private label brands. From a manufacturing perspective, there can be no assurance that we will successfully add new capacity or that we will not encounter operational issues that may affect or disrupt our current production or supply chain or delay the ramp-up of new facilities required to support sales growth. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest cash flows or distribute cash flows to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected benefits and synergies from such integration.

Our ability to compete effectively
The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon price, brand, quality, and service. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated manufacturing hubs which have allowed us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive in the areas of price, brand appeal, quality, and service. As noted in section 3.4 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are increasingly focused on selling basic apparel products under their own private label brands that compete directly with our brands. In addition, shopping trends are also evolving, on-line shopping is growing rapidly, and e-commerce is further intensifying competition in the market as it facilitates competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers within an evolving market landscape could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices, and the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our profitability if we are unable to offset such negative impacts with new business or cost reductions.
Our ability to integrate acquisitions
The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, and result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management” in this MD&A.

We rely on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2017, our largest and second largest customers accounted for 16.5% and 11.9% (2016 - 18.2% and 12.4%) of total sales respectively, and our top ten customers accounted for 58.3% (2016 - 59.1%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:

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•
a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or require Gildan to incur additional service and other costs;

•	further industry consolidation leads to greater customer concentration and competition; and

•	a large customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have an negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s

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products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition.

We may be negatively impacted by climate, political, social, and economic risks in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, and earthquakes, and any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, increase our cost of sales and other operating expenses, result in material asset losses, or require additional capital expenditures to be incurred:

•	fires, pandemics, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, tsunamis, typhoons, and earthquakes;

•	political instability, social and labour unrest, war, or terrorism;

•	disruptions in port activities, shipping and freight forwarding services; and

•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Any occurrence not fully covered by insurance could have a negative effect on our business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-bribery laws in

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order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our business, results of operations, and financial condition.

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and makes adjustments as needed. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Caribbean Basin Trade Partnership Act (CBTPA), the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the North American Free Trade Agreement (NAFTA) and the Haitian Hemispheric Opportunity through Partnership Encouragement (HOPE), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market. The Company relies on similar arrangements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention.The current U.S. Administration is encouraging companies to manufacture in the U.S. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the U.S. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in international trade agreements and preference programs that the Company currently relies on, the implementation of anti-dumping or countervailing duties on the imports of our raw materials and finished goods into the U.S. from other countries, or lead to further tax reform in the U.S. that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of such outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.

Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new domestic tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic law provides for the application of anti-dumping or countervailing duties on imports of products from certain countries into the United States should determinations be made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the U.S. or other markets cannot be determined with certainty.

In 2015, the United States concluded free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (TPP). However, in January 2017, the U.S. Administration issued a Presidential Memorandum directing the withdrawal of the United States from the TPP agreement. In January 2018, the remaining countries currently participating in the TPP, namely Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan, and Vietnam, agreed to a revised trade agreement excluding the United States. Should the revised TPP agreement, or any other new free trade agreement which our competitors leverage, come into force in the future, it may negatively affect our competitive position in the various countries in which we sell our products.

The participating countries of NAFTA are currently engaged in a renegotiation of the agreement. The resulting renegotiation of NAFTA, the termination of NAFTA or a U.S. withdrawal from NAFTA, or the movement to a bilateral agreement with Canada that would exclude Mexico could adversely impact the overall competitiveness of products we ship to the U.S. from our Mexican and Canadian manufacturing supply chains.

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Overall, new agreements or arrangements that further liberalize access to our key country markets could negatively impact our competitiveness in those markets. The likelihood that any such agreements, measures, or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

On June 23, 2016, the United Kingdom voted to leave the European Union. The Company currently relies upon a number of free trade agreements and trade preference programs between the European Union and the various countries in which we manufacture our products which provide us with duty free access into the commerce of the European Union, including the United Kingdom. Following an exit of the United Kingdom from the European Union, should the United Kingdom fail or delay ratifying identical or similar agreements to the ones in effect in the European Union, this could negatively impact the competitiveness of our supply chain in servicing the United Kingdom.

In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates two U.S. foreign trade zones (FTZs). Both FTZs relate to the Company’s primary distribution warehouses in the U.S. The FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with FTZs, we cannot predict the outcome of any governmental audit or examination of the FTZs.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could potentially have a negative impact on our business. In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons are unpredictable, continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; or other factors. For example, the Organization for Economic Cooperation and Development (“OECD”), an

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international association of 34 countries, recently issued recommendations regarding international taxation, which if adopted by and between the tax authorities in the countries in which we operate could result in a material increase in the Company’s overall effective income tax rate.

On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (U.S. Tax Reform) which reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018. In addition, other changes to U.S. corporate tax laws resulting from the U.S. tax reform include the limitation on deductibility of interest expense paid by U.S. corporations and the introduction of the base erosion anti-abuse tax that applies an additional tax related to certain payments made by U.S. corporations to foreign related parties. Although we do not expect a significant adverse effect to our tax rate resulting from the U.S. tax reform, any further significant changes to the current tax rules which govern the manner in which sales and profits are taxed in the U.S. could materially increase the effective income tax rate of the Company.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at December 31, 2017, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $68 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

Compliance with environmental, health, and safety regulations
We are subject to various federal, state, local, and other environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are recycled, repurposed, or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery, and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have an adverse effect on our business, results of operation, or financial condition.

During fiscal 2013, Gildan was notified that a Gold Toe subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.

Compliance with product safety regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations enacted pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states in which our products are sold.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act and the Canada Consumer Product Safety Act (the “CCPSA”), which apply to manufacturers, importers, distributors, advertisers, and retailers of consumer products.
In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ over 50,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations. The Company is party to collective bargaining agreements at its sewing operations in Nicaragua and Honduras. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the workers at the plant and the matter is now before the Dominican Republic Labor Court. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations.

We may experience negative publicity as a result of actual, alleged or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation and result in a loss of sales.

We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
A number of products are designed, manufactured, sourced, and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third-party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In

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MANAGEMENT'S DISCUSSION AND ANALYSIS

addition, if any of these licensors choose to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrade to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by data security and privacy breaches
Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls, and work on increased awareness and enhanced protections against cyber security threats. However, given the highly evolving nature and sophistication of these security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats and disruptions may not be fully insured or indemnified by other means.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people, and other personnel. We may not be able to attract or retain these employees, which could negatively affect our business.

17.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, including related income tax expenses and recoveries, and in fiscal 2017, the income tax adjustment related to rate enactments from the U.S. Tax Reform. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017

Net earnings	54.9	74.3	362.3	346.6
Adjustments for:
Restructuring and acquisition-related costs	11.0	0.2	22.9	11.7
Income tax expense (recovery) relating to restructuring and acquisition-related costs and U.S. Tax Reform(1)	1.7	—	1.7	(2.0)
Adjusted net earnings	67.6	74.5	386.9	356.3
Basic EPS	0.25	0.32	1.62	1.47
Diluted EPS	0.25	0.32	1.61	1.47
Adjusted diluted EPS	0.31	0.32	1.72	1.51
(1) For fiscal 2017, reflects an income tax expense of $3.3 million relating to restructuring and acquisition-related activities, and an income tax recovery of $1.6 million relating to the impact of U.S. tax reform. The income tax recovery results from the revaluation of the net deferred tax liability position in U.S. subsidiaries, to reflect the change in the statutory federal corporate income tax rate that will take effect in 2018. For fiscal 2016, the recovery of $2.0 million is related to restructuring and acquisition related costs.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017

Operating income	62.0	69.8	401.0	371.5
Adjustment for:
Restructuring and acquisition-related costs	11.0	0.2	22.9	11.7
Adjusted operating income	73.0	70.0	423.9	383.2

Operating margin	9.5%	11.9%	14.6%	14.4%
Adjusted operating margin	11.2%	11.9%	15.4%	14.8%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions)	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017

Net earnings	54.9	74.3	362.3	346.6
Restructuring and acquisition-related costs	11.0	0.2	22.9	11.7
Depreciation and amortization	41.0	32.6	162.2	140.6
Financial expenses, net	5.9	5.8	24.2	19.7
Income tax expense (recovery)	1.2	(10.3)	14.5	5.2
Adjusted EBITDA	114.0	102.6	586.1	523.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2017	2016

Cash flows from operating activities	613.4	537.9
Cash flows used in investing activities	(210.0)	(303.4)
Adjustment for:
Business acquisitions	115.8	163.9
Free cash flow	519.2	398.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	December 31, 2017	January 1, 2017
(in $ millions)

Long-term debt and total indebtedness	630.0	600.0
Cash and cash equivalents	(52.8)	(38.2)
Net indebtedness	577.2	561.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

	December 31, 2017	January 1, 2017
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	586.1	523.8
Adjustment for:
Business acquisitions	0.3	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	586.4	536.3
Net indebtedness	577.2	561.8
Net debt leverage ratio	1.0	1.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 47